Rule 424(b)(3)
No. 333-98047

CNL HOSPITALITY PROPERTIES, INC.

        This Supplement is part of, and should be read in conjunction with, the Prospectus dated April 30, 2003 and the Prospectus Supplement dated November 4, 2003. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

        Information as to proposed Properties for which the Company has entered into initial commitments to acquire is presented as of November 20, 2003, with the exception of the borrowing information which is presented as of December 4, 2003, and all references to commitments should be read in that context. Proposed Properties for which the Company enters into initial commitments to acquire, as well as Property acquisitions that occur after November 20, 2003, will be reported in a subsequent Supplement.

RECENT DEVELOPMENTS

        As of November 20, 2003, the Company owned interests in 126 Properties, including 21 Properties through joint ventures and two Properties under development. The Company also had commitments to acquire interests in four additional Properties, three of which are expected to be owned through joint ventures. The Company leases Properties, and expects to continue to lease its Properties, primarily to taxable REIT subsidiaries of the Company with management of the Properties performed by third-party hotel managers under affiliations with national hotel brands. Other Properties are leased on a triple-net basis to third-party operators. Of the Properties in which it owns interests, including the two Properties under development, the Company has leased or will lease 109 to subsidiaries of the Company or its various joint ventures with management performed by third-party managers, and it has leased 17 on a triple-net basis to unaffiliated third-party operators. The four Properties that the Company has commitments to acquire are expected to be leased to taxable REIT subsidiaries of the Company (or to taxable REIT subsidiaries of joint ventures, in the case of the three Properties expected to be owned by the Company through joint ventures) with management expected to be performed by third-party hotel managers.

        The Board of Directors declared Distributions of $0.06458 per Share to stockholders of record on October 1 and November 1, 2003, payable by December 31, 2003. Distributions for the 12-month period ended September 30, 2003 represent a historical return of 7.75%.

THE OFFERINGS

        As of November 20, 2003, the Company had received subscriptions from this offering for approximately 91.1 million Shares totalling $911 million in Gross Proceeds. As of November 20, 2003, the Company had received aggregate subscriptions for approximately 224 million Shares totalling approximately $2.2 billion in gross proceeds, including approximately 1.6 million Shares (approximately $16 million) issued pursuant to the Reinvestment Plan, from its Prior Offerings and this offering. As of November 20, 2003, net proceeds to the Company from its Prior Offerings and this offering, loan proceeds and capital contributions from the Advisor, after deduction of selling commissions, marketing support fees, due diligence expense reimbursements and Offering Expenses, totalled approximately $2.9 billion. The Company had used approximately $1.3 billion of net offering proceeds and approximately $598 million of loan proceeds to invest in 105 hotel Properties. In addition, the Company had used approximately $309 million to invest in 21 Properties through ten joint ventures, approximately $19 million to invest in securities of an operating partnership of a public REIT, approximately $14 million to redeem approximately 1.5 million Shares of Common Stock, approximately $365 million to pay down the various lines of credit and approximately $126 million to pay Acquisition Fees and certain Acquisition Expenses, leaving approximately $182 million available for investment in Properties, Mortgage Loans and other permitted investments.

December 8, 2003	Prospectus dated April 30, 2003

BUSINESS

PENDING INVESTMENTS

        As of November 20, 2003, the Company had initial commitments to acquire interests in four Properties for an estimated aggregate purchase price of approximately $646.6 million. The Properties are the Hotel del Coronado located on Coronado Island in California; two Hilton Hotels (one each in La Jolla, California and Washington, D.C.) and a Wyndham Hotel in Montreal, Quebec. The acquisition of these Properties is subject to the fulfillment of certain conditions. There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that one or more of these Properties will be acquired by the Company. If acquired, the leases of these Properties are expected to be entered into on substantially the same terms described in the section of the Prospectus entitled “Business — Description of Property Leases.” The Company no longer plans to acquire interests in the two Sheraton Hotels located in Ft. Lauderdale, Florida and Indianapolis, Indiana for which it had previously made initial commitments to acquire.

        Leases.  Set forth below are summarized terms expected to apply to the leases for each of the Properties. More detailed information relating to the Properties and their related leases will be provided following such time, if any, as the Properties are acquired.

Property	Estimated Purchase Price	Lease Term and Renewal Option	Minimum Annual Rent	Percentage Rent
Hotel del Coronado (1) (2)	$383,000,000	Five years; five	The greater of a minimum amount	See Minimum Annual Rent
Coronado Island, California		five-year renewal	to be determined at the time of
(the "Del Coronado Property")		options	acquisition or a percentage of
Existing hotel			gross revenues of the Property
for the applicable year,
designed to result in a minimum
return of approximately 11%
Hilton Torrey Pines (3) (4)	$106,500,000	Five years; five	The greater of a minimum amount	See Minimum Annual Rent
La Jolla, California		five-year renewal	to be determined at the time of
(the "Torrey Pines Property")		options	acquisition or a percentage of
Existing hotel			gross revenues of the Property
for the applicable year,
designed to result in a minimum
return of approximately 11%
Capital Hilton (3) (4)	$105,500,000	Five years; five	The greater of a minimum amount	See Minimum Annual Rent
Washington, District of Columbia		five-year renewal	to be determined at the time of
(the "Capital Hilton Property")		option	acquisition or a percentage of
Existing hote			gross revenues of the Property
for the applicable year,
designed to result in a minimum
return of approximately 11%
Wyndham Montreal (5)	$ 51,580,000	Five years; five	The greater of a minimum amount	See Minimum Annual Rent
Montreal, Quebec		five-year renewal	to be determined at the time of
(the "Wyndham Montreal Property")		options	acquisition or a percentage of
Existing hotel			gross revenues of the Property
for the applicable year,
designed to result in a minimum
return of approximately 11%

FOOTNOTES:

(1)	This Property is expected to be acquired through a joint venture in which the Company is expected to own a 70% equity interest and an unrelated third party is expected to own a 30% equity interest. The Property is expected to be leased to a joint venture in which the Company is expected to own a 70% equity interest and is expected to be operated by a third-party manager. For Properties subject to this arrangement, the Company’s consolidated financial statements will generally report the Company’s share of the hotels’ net income (loss) rather than rent contractually due under the leases with our subsidiaries as equity in earnings (loss) of unconsolidated subsidiaries.

(2)	The Property is currently subject to permanent financing of approximately $145 million, which bears interest at a rate of 6.9% per year and matures on January 1, 2008. The loan is expected to be repaid through the issuance of new Permanent Financing in an amount up to $290 million. The new Permanent Financing is expected to bear interest at a variable rate which is substantially lower than the current fixed rate due under the current loan. The acquisition costs of the Property are expected to include an amount for payment of $22 million in defeasance costs in excess of the purchase price with the prepayment of the current loan. The other terms of the new financing are expected to be consistent with the terms of similar debt that the Company and/or its various other joint ventures have historically obtained.

(3)	This Property is expected be acquired through a joint venture in which the Company is expected to own a 75% equity interest and Hilton is expected to own a 25% equity interest (the “Hilton 3 Partnership”). The lessee of this Property is expected to be an indirect wholly owned subsidiary of the Hilton 3 Partnership and the Property is expected to be managed by Hilton. For Properties subject to this arrangement, the Company’s consolidated financial statements will generally report the Company’s share of the hotels’ net income (loss) rather than rent contractually due under the leases with our subsidiaries as equity in earnings (loss) of unconsolidated subsidiaries.

(4)	The Hilton 3 Partnership expects to obtain Permanent Financing of approximately $127.2 million upon acquisition of the Properties. The loan is expected to bear interest at a rate of 200 basis points over the 5-year Treasury yield subject to a floor of 5.50%. Monthly payments of interest only are expected to be required through maturity with all principal and any unpaid interest due and payable at the end of the five-year term.

(5)	Shortly after the acquisition of the Wyndham Montreal Property, the Company anticipates obtaining Permanent Financing to fund approximately 65% of the purchase price. The terms of the loan are expected to be consistent with the terms of the Company’s existing Permanent Financing. The Property is expected to be converted into a different nationally recognized Hotel Brand upon acquisition.

BORROWING

        The following paragraph should be read in conjunction with the section of the Prospectus Supplement entitled “Business — Borrowing.”

        On December 4, 2003, the Company obtained a loan totalling $130 million of which approximately $101 million was used to repay the Bridge Loan. This new loan bears interest at a rate of LIBOR plus 189 basis points per year. The Company has pooled 26 Properties as collateral for this loan. Prior to December 31, 2003, the Company expects to obtain an additional loan collateralized by the same 26 Properties in the amount of $35 million. The terms of this loan are expected to be substantially consistent with the terms of the Company’s existing financing arrangements.

LITIGATION

        The following paragraph should be read in conjunction with the section of the Prospectus Supplement entitled “Business — Litigation.”

        On August 26, 2002, Carmel Valley, LLC filed a lawsuit against RFS and certain of its subsidiaries in the Superior Court of the State of California, for the County of San Diego. In connection with the RFS Transaction, the Company has become a party to a lawsuit claiming damages relating to a dispute over a parcel of land located adjacent to one of its Properties. The Company has unsuccessfully attempted to mediate this case. At this time, management believes that the damages claimed against the Company lack sufficient factual support and will continue to vigorously defend the action. However, it is possible that losses could be incurred by the Company if the plaintiff ultimately prevails. The plaintiff is seeking monetary damages of up to $700,000.

MANAGEMENT

        The following paragraph updates the corresponding information beginning on page 114 of the Prospectus.

        Effective as of October 31, 2003, Charles A. Muller resigned as Chief Operating Officer of the Company and the Advisor. Mr. Muller continues to serve as Executive Vice President of both the Company and the Advisor.